I, Aaron Schuchart, certify that:

(1) the financial statements (Income Statement, Balance Sheet, Cash Flow Statement, and Changes in Owner's Equity statement) for the fiscal years ended December 31, 2025 and December 31, 2024 of Aether THERAPEUTICS included in this Form C-AR are true and complete in all material respects;

Aaron Schuchart
CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.